UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2023
Commission File Number 001-39968
TELUS International (Cda) Inc.
(Registrant’s name)
Floor 7, 510 West Georgia Street
Vancouver, BC V6B 0M3
Tel.: (604) 695-3455
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: August 4, 2023	By:	/s/ Vanessa Kanu
	Name:	Vanessa Kanu
	Title:	Chief Financial Officer

EXHIBIT

Exhibit	Description of Exhibit

99.1	News Release dated August 4, 2023 – “TELUS International reports second quarter 2023 results within previously updated range, and reaffirms revised full-year outlook for 2023”